Sol-Gel Technologies Ltd.

7 Golda Meir St., Weizmann Science Park

Ness Ziona, 7403648, Israel

January 29, 2018

Via EDGAR Transmission

Ms. Suzanne Hayes

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re: Sol-Gel Technologies Ltd.

Registration Statement on Form F-1 Filed on August 29, 2017, as amended on September 6, 2017, September 20, 2017, December 29, 2017 and January 23, 2018

File No. 333-220234

Dear Ms. Hayes:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above referenced Registration Statement so that it will become effective on January 31, 2018, at 4:00 p.m. Eastern Daylight Time, or as soon thereafter as practicable, or at such later time as Sol-Gel Technologies Ltd. (the “Company”) or its counsel may request via telephone call to the staff.

In connection with this request for acceleration of the effective date of the Registration Statement, the Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Nathan Ajiashvili of Latham & Watkins LLP, counsel to the Company, at (212) 906-2916, or in his absence, John Slater at (212) 906-1675, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Sol-Gel Technologies Ltd.

By:	/s/ Alon Seri-Levy
Name: Alon Seri-Levy Title: Chief Executive Officer

cc:	Joshua Kiernan, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

Gene Kleinhendler, Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.